Exhibit 99.7

Consent of Designee for Director of United Refining Energy Corp.

The undersigned hereby consents to being named in the Registration Statement on Form S-4 (the “Registration Statement”) of United Refining Energy Corp. (the “Company”) originally filed on November 27, 2009, and related proxy statement/prospectus, and any and all amendments thereto, as a designee of Chaparral Energy, Inc. (“Chaparral”) to the board of directors of the Company pursuant to the Agreement and Plan of Reorganization, dated as of October 9, 2009, as amended, by and among the Company, Chaparral and Chaparral Subsidiary, Inc., and as contemplated in the Registration Statement.

Date: November 27, 2009

/s/ Charles A. Fischer, Jr.
Name: Charles A. Fischer, Jr.